UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
June 26, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date June 26, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso supplies two power boilers to EDP Produção – Bioeléctrica in Portugal
(Helsinki, Finland, June 26, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Power, a part of Metso Paper business area, will supply EDP Produção – Bioeléctrica, S.A. with two biomass-fired power boilers to its new power plants in Portugal. The delivery will be completed by the second quarter of 2009. The total value of the order is approximately EUR 60 million.
The first boiler (83 MWth) will be installed at Celbi’s Figueira da Foz pulp mill and the second boiler (35 MWth) at Caima’s pulp mill near the city of Constância. Both power plants will mainly use biomass, like eucalyptus bark and forest residues, as fuel to produce together approximately 40 MWe electricity to the national grid. Both boilers utilize bubbling fluidized bed technology.
The investments are part of Portugal’s national green energy program, and tariffs for such delivered electrical energy are subsidized by the Portuguese government.
EDP Produção – Bioeléctrica, S.A. is a joint venture of EDP, a Portuguese electricity company, and Altri Group, which is the owner of pulp producers Celulose Beira Industrial (Celbi), Celulose do Caima and Celtejo. Celbi Pulp Mill produces short-fiber bleached eucalyptus pulp, Caima Pulp Mill makes bleached magnesium sulfite pulp, and Celtejo Pulp Mill makes kraft pulp.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Kari Remes, General Manager, Sales, Metso Power, tel. +358 40 709 2015
Further information for investors, please contact:
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.